Filed by Cal Dive International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Horizon Offshore, Inc.

Subject Company’s Commission File No.: 001-16857

Cautionary Statement on Forward-Looking Statements

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “should,” “want,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements. The expectations set forth in this filing regarding accretion, expansion, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures, achievement of debt reduction targets and the proposed merger of Horizon into a wholly owned subsidiary of Cal Dive are only the parties’ expectations regarding these matters. Actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, and other risks detailed in Cal Dive’s and Horizon’s respective filings with the Securities and Exchange Commission, copies of which may be obtained free of charge from the SEC’s website at www.sec.gov, or each company’s respective website, at www.caldive.com or www.horizonoffshore.com. Risks with respect to the combination of Cal Dive and Horizon include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of Horizon, diversion of management’s attention away from other business concerns, and the assumption of any undisclosed or other liabilities of Horizon. Each of Cal Dive and Horizon expects to incur substantial transaction and merger related costs associated with completing the transaction, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses. Expected benefits of the merger may not be achieved in the near term, or at all. Cal Dive will have a significant amount of additional debt if the merger is consummated.

Additional Information

This document may be deemed to be soliciting material relating to the proposed merger transaction between Cal Dive and Horizon. In connection with the proposed merger, Cal Dive has filed a Registration Statement on Form S-4, Horizon has filed a proxy statement, and Cal Dive has filed an information statement and both companies will file other relevant documents concerning the proposed merger with the SEC. Investors and securities holders of both companies are urged to read the Form S-4, proxy statement and information statement because those documents will contain important information about the proposed merger. The definitive proxy statement will be mailed to Horizon stockholders, and the definitive information statement will be mailed to Cal Dive stockholders. Investors and security holders may obtain a copy of such documents free of charge from the SEC’s website at www.sec.gov. Copies of such documents may also be obtained free of charge from Cal Dive’s website at www.caldive.com and Horizon’s website at www.horizonoffshore.com.

Participants in the Solicitation

Cal Dive, Horizon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Horizon’s stockholders in favor of the proposed merger. Information regarding Cal Dive’s directors and executive officers is available in Cal Dive’s proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 9, 2007. Information regarding Horizon’s directors and executive officers is available in Horizon’s proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 24, 2007. Additional information regarding the interests of such potential participants is also included in the proxy statement and information statement, and other relevant documents filed with the SEC when they become available. You can obtain free copies of these documents from Cal Dive or Horizon using the contact information above.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Lehman Brothers CEO Energy/Power Conference Presentation Slides (including reconciliations to non GAAP financial information).

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Cal Dive and Horizon have filed an information statement/proxy statement/prospectus and will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors and shareholders are urged to read the information statement/proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Copies of such documents may also be obtained free of charge from Cal Dive’s website at www.caldive.com and Horizon’s website at www.horizonoffshore.com.

Cal Dive and Horizon, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Horizon in connection with the merger. Information regarding such persons and a description of their interest in the merger contained in the information statement/proxy statement/prospectus.